

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 11, 2008

Mr. Rondald L. Wheet
Chief Executive Officer and Principal Financial Officer
Revolutions Medical Corporation
2073 Shell Ring Circle
Mt. Pleasant, South Carolina 29466

   Re: **Revolutions Medical Corporation**
       Form 10-KSB for the year ended December 31, 2006
       Filed April 16, 2007
       File No. 000-28629

Dear Mr. Wheet:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

         Sincerely,

         Angela Crane
         Branch Chief